June 25, 2020

Via EDGAR

Attn: Jeffrey Gabor, Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549-4561

Re:         World Tree USA, LLC

Post-Qualification Amendment No. 4 to Offering Statement on Form 1-A

Filed May 28, 2020

File No. 024-11051

Dear Mr. Gabor:

In response to your letter dated June 11, 2020, concerning the deficiencies in our offering statement on Form 1-A, we provide the following responses:

Post-Qualification Amendment No. 4 to Offering Statement on Form 1-A

General

1.    We note that you intend to offer the first two million units for $1.25 per unit and the remaining five million units for $1.50 per unit, which is not permitted under Regulation A.  Please revise your offering statement to offer the units at one fixed price for the duration of the offering.  Refer to Rule 251(d)(3)(ii) of Regulation A for further guidance.  If you change the offering price in the future, you should announce any price changes in either a post-qualification amendment or supplement, depending on the facts and circumstances at the time of the change.  Please refer to Rule 252(f)(2)(ii) and Rule 253(g)(2) of Regulation A for further guidance.

ANSWER:

We have revised our offering statement to offer the units at one fixed price ($1.50 per unit).

We understand that FINRA must advise the SEC that it has no objections to the compensation arrangements prior to qualification.

Yours truly,

/s/ Wendy Burton

Wendy Burton, Founder and Chair